# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: People Inc, CIK 0001800227
CUSIP: 44891N208
Title of class of securities: COMMON STOCK, PAR VALUE $0.0001 PER SHARE
Address of issuer's principal executive offices: 555 West 18th Street, New York, New York (NY), 10011
Date of event which requires filing of this statement: 06/22/2026
Amends the filing with accession number 0001104659-20-082165
Filed by CIK 0000927067
Persons authorized to receive notices and communications: Andrew J. Nussbaum, Esq., Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York (NY), 10019, (212) 403-1000

## Reporting persons
- Barry Diller (CIK 0000927067): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,094,347; shared voting power 1,711; sole dispositive power 6,591,444; shared dispositive power 1,711; aggregate amount beneficially owned 6,593,155 (8.9% of the class)
  Comment: Note to row 13: Assumes the conversion of all shares of Class B Common Stock, par value $0.0001, of People Incorporated (f/k/a IAC Inc.) ("People Class B Common Stock"), beneficially owned by Mr. Diller into shares of Common Stock, par value $0.0001, of People Incorporated ("People Common Stock"), on a one-for-one basis. Because each share of People Class B Common Stock generally is entitled to ten votes per share and each share of People Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of People Incorporated ("People" or the "Company") representing approximately 46.4% of the total number of votes of all classes of capital stock of the Company, based on 5,789,499 shares of People Class B Common Stock and 68,590,555 shares of People Common Stock outstanding as of May 1, 2026, as set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, which was filed with the U.S. Securities and Exchange Commission (the "SEC") on May 4, 2026. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $0.0001 PER SHARE
Name of issuer: People Inc
Address of issuer's principal executive offices: 555 West 18th Street, New York, New York (NY), 10011
Comment: This amended statement on Schedule 13D/A relates to People Common Stock. The Report on Schedule 13D, originally filed with the SEC by Mr. Diller on July 9, 2020, as amended by Amendment No. 1 thereto filed on November 10, 2020, Amendment No. 2 thereto filed on June 15, 2021, Amendment No. 3 thereto filed on November 16, 2021 and Amendment No. 4 thereto filed on January 15, 2025 (collectively, the "Initial Diller Schedule 13D"), is hereby amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A constitutes Amendment No. 5 to the Initial Diller Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Initial Diller Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Amendment No. 5, Mr. Diller beneficially owns: (i) 665,234 shares of People Common Stock and 429,113 shares of People Class B Common Stock, which are convertible on a one-for-one basis into shares of People Common Stock, held directly by Mr. Diller and/or through The Arrow 1999 Trust, dated September 16, 1999, as amended (the "Arrow Trust"), over which Mr. Diller has sole investment and voting power, (ii) 136,711 shares of People Common Stock and 4,786,847 shares of People Class B Common Stock held by trusts for the benefit of certain members of Mr. Diller's family (the "Descendants Trusts"), over which Mr. Diller has sole investment power and Diane Von Furstenberg, Mr. Diller's spouse, has sole voting power, (iii) 573,539 shares of People Class B Common Stock held by a trust for the benefit of certain members of Mr. Diller's family (the "TALT Trust"), over which Alexander von Furstenberg, Mr. Diller's stepson, has sole investment and voting power, and over which Mr. Diller may be deemed to have the right to acquire investment power within 60 days as a result of his ability to designate a replacement for Mr. von Furstenberg as investment advisor; provided, however, that Mr. Diller may not act as the replacement investment advisor with respect to voting control over such securities, and (iv) 1,711 shares of People Common Stock held by a family foundation, as to which Mr. Diller has shared voting and investment power and as to which Mr. Diller disclaims beneficial ownership.

Assuming the conversion of all of the shares of People Class B Common Stock beneficially owned by Mr. Diller into shares of People Common Stock, Mr. Diller would beneficially own approximately 8.9% of the People Common Stock outstanding (calculated in accordance with Rule 13d-3). Because each share of People Class B Common Stock generally is entitled to ten votes per share and each share of People Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Company representing approximately 46.4% of the total number of votes of all classes of capital stock of the Company; provided, however, that as described herein, Mr. Diller has sole voting and investment power over all shares of People capital stock held by Mr. Diller directly or through the Arrow Trust (which represents approximately 3.9% of the total number of votes of all classes of capital stock of the Company), Mr. Diller has sole investment power and Ms. von Furstenberg has sole voting power, in each case, over all shares of People capital stock held in the Descendants Trusts (which represents approximately 38.0% of the total number of votes of all classes of capital stock of the Company) and Mr. von Furstenberg has sole investment and voting power over all shares of People Class B Common Stock held by the TALT Trust (which represents approximately 4.5% of the total number of votes of all classes of capital stock of the Company). Mr. Diller disclaims any voting and/or investment power that may be attributable to him solely through his spousal relationship with Ms. von Furstenberg. All percentage ownership information in this paragraph is based on 5,789,499 shares of People Class B Common Stock and 68,590,555 shares of People Common Stock outstanding as of May 1, 2026, as set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, which was filed with the SEC on May 4, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: Mr. Diller has not effected any transactions in shares of People Common Stock or People Class B Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as described in the Diller Schedule 13D as amended by this Amendment No. 5, no person other than Mr. Diller has the right to receive (or the power to direct the receipt) of dividends from, or the proceeds from the sale of, shares of People Common Stock or People Class B Common Stock beneficially owned by Mr. Diller.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 6 of the Initial Diller Schedule 13D is hereby amended and supplemented by adding the following information:

Voting Agreement

On June 22, 2026, Mr. Diller, Mr. von Furstenberg, and Ms. von Furstenberg (collectively, the "Voting Agreement Parties") entered into a Voting Agreement with People (the "Voting Agreement"), providing for the following:

Voting Matters. Each of the Voting Agreement Parties has agreed that, on each matter put to a vote of People's stockholders at a stockholder meeting or proposed to be taken by written consent of People's stockholders in lieu of a stockholder meeting, in the event the Voting Agreement Parties and certain of their affiliates beneficially own voting securities of People constituting 48.5% (the "Voting Cap Threshold") or more of the total voting power of all of the outstanding securities of People, the Voting Agreement Parties will (and will use their commercially reasonable efforts to cause certain affiliated parties to) cause any shares beneficially owned in excess of the Voting Cap Threshold to be voted in the same proportion as the other shares voted on the matter (other than shares held by the Voting Agreement Parties, certain of their affiliated persons and entities, certain directors and officers of the Company, and immediate family members of the foregoing). This requirement does not apply to any separate class vote of the Class B Common Stock unless the Voting Agreement Parties and their applicable affiliated parties beneficially own less than 50.1% of the outstanding Class B Common Stock, or to any separate class vote of the Common Stock unless the Voting Agreement Parties and their applicable affiliated parties beneficially own 48.5% or more of the outstanding Common Stock.

Action by Written Consent. The Voting Agreement Parties have agreed not to initiate, participate in, or encourage any other person to initiate, participate in, or otherwise facilitate, any action by written consent of People stockholders, unless the Board of Directors of the Company, acting upon the recommendation of an Independent committee, has directed the solicitation of such action by written consent.

Termination. The Voting Agreement will automatically terminate upon the earlier of (a) the Voting Agreement Parties and certain of their affiliates collectively ceasing to beneficially own 30% or more of the total voting power of all of the outstanding securities of People and (b) the occurrence of a change of control of People.

The above summary is not complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached hereto as Exhibit 4 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The information contained in Item 7 of the Diller Schedule 13D is hereby amended to read in its entirety as follows:

1. Amended and Restated Governance Agreement, dated as of August 9, 2005, among People (then known as IAC Inc., as assignee of Match Group, Inc., previously named IAC/InterActiveCorp ("Old IAC")), Liberty Media Corporation and Barry Diller.*

2. Letter Agreement, dated as of December 1, 2010, by and among People (then known as IAC Inc., as assignee of Old IAC), Liberty Media Corporation, Liberty USA Holdings, LLC and Barry Diller.*

3. Letter Agreement, dated as of December 1, 2010, by and between People (then known as IAC Inc., as assignee of Old IAC) and Barry Diller.*

4. Voting Agreement, dated as of June 22, 2026, by and among People, Barry Diller, Alexander von Furstenberg, and Diane von Furstenberg.

* Previously filed

## Signatures
- Barry Diller: /s/ Barry Diller, Barry Diller (06/22/2026)